Exhibit 2

STONNINGTON GROUP

INVESTMENT ADVISORY AGREEMENT

Stonnington Group, LLC (“Advisors”) and the undersigned (“Client”) agree as follows:

1. Appointment. Client appoints Advisors as the exclusive investment adviser with respect to the assets in the custodial account Client has established pursuant to this Agreement, together with all income and other proceeds from those assets (the “Assets”). Advisors will monitor and advise with respect to the Assets. Client grants Advisors complete discretion and authority to make and implement all investment decisions concerning the purchase of Assets on Client’s behalf, subject to any terms and conditions Client may impose from time to time. Any sale of the assets shall require the prior consent of Client. Chris Kiper and Brad Vizi shall be responsible for managing the Assets, and Advisors may not appoint any sub-advisors or other persons to manage the Assets. Advisors, Chris Kiper and Brad Vizi shall not, whether directly or indirectly, whether through affiliates or otherwise beneficially own (as such term is defined under Regulation 13D promulgated under the Exchange Act of 1934 (“Regulation 13D”)) any securities or derivatives of RCM Technologies, Inc. (“RCMT”) except for the 23,000 shares of RCMT owned in the aggregate by Chris Kiper and Brad Vizi as of the date hereof. Without the prior consent of Client, Advisors, Chris Kiper and Brad Vizi shall not, whether directly or indirectly, whether through affiliates or otherwise, advise any other client regarding RCMT or invest any other clients’ assets in RCMT, and shall not whether on behalf of themselves or their clients, buy or sell any shares of RCMT or RCMT derivative securities so long as the Client has any position in RCMT or any derivatives thereof.

2. Compensation and Expenses. Client will pay Advisors for its advisory services management fees and a performance fee to the extent set forth in the Fee Schedule attached to this Agreement. Client will be responsible for (a) the brokerage and other costs of transactions in Client’s account; (b) all custodial and similar charges; and (c) third-party charges that are pre-approved by Client. Advisors is responsible for its own expenses associated with providing services hereunder, including travel, research expenses and its own legal expenses.

3. Term. Client can terminate this Agreement immediately within five days after its date. Otherwise, either party can terminate it on at least 30 days’ written notice to the other. Client can terminate this Agreement immediately for Cause. Except for a termination by Client for Cause or a termination by Advisors Without Cause, Advisors’ management fees will be prorated to the date of termination. Upon termination of this Agreement, no performance fees shall be due unless (x) all of the Assets have been sold and are in the form of cash and (y) this Agreement was not terminated by Client for Cause or by Advisors Without Cause. “Cause” shall mean the occurrence of any of the following: (1) Advisors, Chris Kiper or Brad Vizi materially breach any of their obligations under this Agreement, (2) Chris Kiper or Brad Vizi ceases to be employed by the Advisors or ceases to actively manage the Assets, (3) Chris Kiper, Brad Vizi or the Advisors are convicted or indicted with respect to a felony or fraud or are the subject of an investigation or action by the Securities and Exchange Commission or other securities regulator, or (4) any of the information provided by or on behalf of the Advisors in Section 7 contains an untrue statement of a material fact or omits to state a material fact necessary in order to make the statements made, in the light of the circumstances under which they were made, not misleading is materially inaccurate. “Without Cause” shall mean the termination of this Agreement by Advisors other than for a failure by Client to pay management fees or performance fees when due, subject to a 15 day cure period.

4. Custodians and Brokerage. Advisors will not take custody of client assets but rather Advisors will appoint one or more custodians to hold the Assets. Client directs each of them to follow Advisors’ instructions with respect to the Assets. Advisors will also select brokers, dealers or other financial institutions for the execution of transactions.

5. Client Representations and Acknowledgments. Client warrants that he/she has the legal capacity and authority to enter into and perform this agreement and that doing so will not violate or conflict with any of Client’s contractual or legal obligations. Client warrants that he/she meets one or more of the requirements to qualify as a “qualified client” as such term is defined in Rule 205-3 under the Investment Advisers Act of 1940, as amended, as indicated in Exhibit A attached hereto. Client acknowledges that: (a) he/she has received and carefully reviewed Part 2, its supplements and Advisors’ privacy policy; (b) Part 2 includes disclosures concerning, among other things, Advisors’ other clients and operations, execution of transactions, selection of brokers and dealers, allocation of transactions among Advisors’ clients, aggregation of orders, soft dollar policies, client referrals, and potential conflicts of interest (the “Conflicts”); (c) Advisors is providing only the services contemplated by this Agreement, and not all the potential services described in Part 2; (d) Advisors is not guaranteeing investment performance of Client’s account or the achievement of Client’s objectives; and (e) an investment in the assets includes risks (including market, economic, political, currency and business risks), losses may occur, and Client (not Advisors) bears the risk of loss. Subject to Advisors’ compliance with the terms of this Agreement, Client consents to the Conflicts, but does not relieve Advisors of any of its obligations under this Agreement or applicable law. Client will sign and provide to Advisors any additional documents Advisors reasonably requests to confirm Advisors’ authority or otherwise implement this Agreement.

6. Limitation of Liability. Advisors and its principals, members, officers, employees, agents and affiliates will have no liability in connection with this Agreement, except that (a) Advisors will be liable for Advisors’ willful malfeasance, bad faith, gross negligence or reckless disregard of its duties under this Agreement or a material breach of this Agreement; and (b) Client is not waiving or limiting any rights under applicable law. Advisors will not be responsible for any act or omission of Client or any custodian or broker-dealer.

7. Confidentiality. Information concerning Advisors’ and Clients’ investment and other actions under this Agreement is confidential. Client and Advisors’ will not disclose any such information to third parties (except as required by law) or use it other than in connection with this Agreement. Notwithstanding the foregoing, Client and Advisors agree that if Client beneficially owns 5% or more of the outstanding RCMT stock, this Agreement will be disclosed pursuant to a Schedule 13D. Advisors, Chris Kiper and Brad Vizi also agree to provide to Client all information and sign and provide any additional documents reasonably requested by Client, which shall include information regarding themselves, their investments and their employees required by Regulation 13D and under any other applicable securities law.

8. Arbitration. Any dispute, claim or controversy arising out of or relating to this Agreement or the breach, termination, enforcement, interpretation or validity of this Agreement, including the determination of the scope or applicability of this agreement to arbitrate, will be determined by arbitration in Los Angeles, California, before a sole arbitrator, in accordance with California laws applicable to agreements made, and to be performed, in that State. The arbitration will be administered by JAMS pursuant to its Comprehensive Arbitration Rules and Procedures. Judgment on the award can be entered in any court having jurisdiction. The arbitrator will, in the Award, allocate all of the costs of the arbitration, including the arbitrator’s fees and the reasonable attorneys’ fees of the prevailing party, against the party who did not prevail.

9. Legal and Tax Advice. Client understands that Advisor does not provide legal advice or prepare legal documents. Client acknowledges it is Client’s responsibility to consult with an attorney and CPA.

10. Miscellaneous. California law will govern this Agreement, except as preempted by federal law. Neither party can assign this Agreement without the other’s consent. The Sections of this Agreement entitled “Client Representations and Acknowledgements,” “Limitation of Liability,” “Confidentiality,” “Arbitration” and “Miscellaneous” will survive the termination of this Agreement. Any addenda to this Agreement are part of it. Unless specifically agreed otherwise or as required by law, Advisors will not vote proxies (unless Client directs otherwise) or advise or act for Client in any legal proceedings, including bankruptcies or class action suits, involving either (a) securities held or previously held in Client’s account; or (b) the issuers of those securities. This Agreement amends and restates the prior Investment Advisory Agreement between Client and Advisors.

This Agreement is effective as of October 28, 2011.

STONNINGTON GROUP, LLC		CLIENT:

Signature:	Bradley Vizi (on behalf of Advisors and, with respect to Section 1 and 7, himself)	Signature: Name: Address:	Michael O’Connell 515 South Figueroa Street Ste. 1050 Los Angeles, CA 90071
Signature:
Christopher Kiper (on behalf of Advisors and, with respect to Section 1 and 7, himself)

FEE SCHEDULE:

Management Fee

The Management Fee for a discretionary client is based upon the value of the assets under management:

•	2.00% per annum on the daily average of the current market value of the stock purchased

Management fees are payable monthly in arrears (cash balance in account will accrue no management fee) for duration of investment (duration shall cover from date of first purchase until date of last sale). Fees (including third-party charges that Client is responsible for) are deducted from cash (including any money market funds) in the client’s account and can be verified by the client on his or her custodial account statement. If no cash is available, Client shall remit the fees to Advisors. If services are discontinued during a month, a prorated portion of that month’s fees will be paid to Advisors.

Performance-Based Fee

Upon the sale of all of the Assets for cash, Advisors will receive a percentage of realized investment profits (calculated as gross gains net of management fee amounts, expenses that Client is responsible for under this Agreement and any other reasonable expenses incurred by Client related to this investment) based on absolute returns according to following schedule:

•	less than 10% absolute return – 0% of gain

•	10% or higher – 20% of the gain that is 10% or higher

Client understands the performance-based fee may create an incentive for Advisors to recommend investments which may be riskier or more speculative than those which would be recommended under a different fee arrangement.

PERFORMANCE-BASED FEES WILL ONLY BE CHARGED IN ACCORDANCE WITH THE PROVISIONS OF REG. 205-3 OF THE INVESTMENT ADVISERS ACT OF 1940 AND/OR APPLICABLE STATE REGULATIONS. THE FEES WILL NOT BE OFFERED TO ANY CLIENT RESIDING IN A STATE IN WHICH SUCH FEES ARE PROHIBITED.